SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                            Hemagen Diagnostics, Inc.
                            -------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    423501105
                                    ---------
                                 (CUSIP Number)

                                February 4, 2000
                                ----------------
             (Date of Event Which Requires Filing of this Statement)



             Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           |_|    Rule 13d-1(b)

           |X|    Rule 13d-1(c)

           |_|    Rule 13d-1(d)


                               Page 1 of 9 Pages

----------------------                                       -------------------
CUSIP NO.  423501105                  13G                      PAGE 2 OF 9 PAGES
----------------------                                       -------------------

---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Randal J. Kirk
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)    |_|
                                                                     (b)    |_|
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
---------- ---------------------------------------------------------------------
                                5.        SOLE VOTING POWER
          NUMBER OF

           SHARES               --------- --------------------------------------
                                6.        SHARED VOTING POWER
         BENEFICIALLY                        500,000

          OWNED BY              --------- --------------------------------------
                                7.        SOLE DISPOSITIVE POWER
        EACH REPORTING
                                --------- --------------------------------------
         PERSON WITH            8.        SHARED DISPOSITIVE POWER
                                             500,000
---------- ---------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              500,000
---------- ---------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES                                                   |_|
---------- ---------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  6.45%
---------- ---------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON
              IN
---------- ---------------------------------------------------------------------

----------------------                                       -------------------
CUSIP NO.  423501105                  13G                      PAGE 3 OF 9 PAGES
----------------------                                       -------------------

---------- ---------------------------------------------------------------------
1.         NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
              Clinical Chemistry                 I.R.S. Identification
              Holdings, Inc.                     No.:  52-2202556
---------- ---------------------------------------------------------------------
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)      |_|
                                                                   (b)      |_|
---------- ---------------------------------------------------------------------
3.         SEC USE ONLY

---------- ---------------------------------------------------------------------
4.         CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------------------------- --------- --------------------------------------
                                5.        SOLE VOTING POWER
          NUMBER OF

           SHARES               --------- --------------------------------------
                                6.        SHARED VOTING POWER
         BENEFICIALLY                          500,000
                                --------- --------------------------------------
           OWNED BY             7.        SOLE DISPOSITIVE POWER

        EACH REPORTING          --------- --------------------------------------

         PERSON WITH            8.        SHARED DISPOSITIVE POWER

                                             500,000
---------- ---------------------------------------------------------------------
9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              500,000
---------- ---------------------------------------------------------------------
10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                                            |_|
---------- ---------------------------------------------------------------------
11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              6.45%
---------- ---------------------------------------------------------------------
12.        TYPE OF REPORTING PERSON
              CO
---------- ---------------------------------------------------------------------

ITEM 1(a).        NAME OF ISSUER:

         Hemagen Diagnostics, Inc., a Delaware corporation.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

         34-40 Bear Hill Road, Waltham, Massachusetts 02451.

ITEM 2(a).        NAME OF PERSONS FILING:

         Randal J. Kirk, a Virginia resident ("Mr. Kirk"), and Clinical Chemistry Holdings, Inc., a Delaware corporation ("CCH"). Attached hereto as
Exhibit 2(a) is a copy of the Joint Filing Agreement, dated as of February 14, 2000, by and between Mr. Kirk and CCH pursuant to which the parties have agreed that this Schedule 13G is a joint filing on behalf of each of Mr. Kirk and CCH.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

         The address of Mr. Kirk's principal business office is Third Security, LLC, The Governor Tyler, 1902 Downey Street, Radford, Virginia 24141. The address of CCH's principal business office is Clinical Chemistry Holdings, Inc., 101-B Creekridge Road, Greensboro, North Carolina 27406.

ITEM 2(c).        CITIZENSHIP:

         See Row 4 of Cover Pages.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

         Common Stock, $.01 par value per share.

ITEM 2(e).        CUSIP NUMBER:

         423501105.

ITEM 3.           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2
                  (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         (a)      |_| Broker or dealer registered under Section 15 of the
                      Exchange Act.

         (b)      |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

         (c)      |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

         (d)      |_| Investment company registered under Section 8 of the
                      Investment Company Act.

         (e)      |_| An investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E).

                               Page 4 of 9 Pages

         (f)      |_| An employee benefit plan or endowment fund in accordance
                      with Rule 13d-1(b)(1)(ii)(F).

         (g)      |_| A parent holding company or control person in accordance
                      with Rule 13d-1(b)(1)(ii)(G).

         (h)      |_| A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

         (i)      |_| A church plan that is excluded from the definition of
                      an investment company under Section 3(c)(14) of the Investment Company Act.

         (j)      |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP.

         (a) Amount beneficially owned: See Row 9 of Cover Pages. Mr. Kirk is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by CCH because, as a result of his position with and ownership of securities of CCH, Mr. Kirk could be deemed to have voting power and/or investment power with respect to the securities beneficially owned by CCH.

         (b)      Percent of class:  See Row 11 of Cover Pages.

         (c)      Number of shares as to which such person has:

                  (i) Sole power to vote or to direct the vote: See Row 5 of Cover Pages.

                  (ii) Shared power to vote or to direct the vote: See Row 6 of Cover Pages.

                  (iii) Sole power to dispose or to direct the disposition of: See Row 7 of Cover Pages.

                  (iv) Shared power to dispose or to direct the disposition of: See Row 8 of Cover Pages.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         Not applicable.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

                  ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

         Not applicable.


                               Page 5 of 9 Pages

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATIONS.

         By signing below, each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.






                               Page 6 of 9 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




Date:  February 14, 2000                     /s/ Randal J. Kirk
                                             ---------------------------
                                             Randal J. Kirk



Date:  February 14, 2000                     CLINICAL CHEMISTRY HOLDINGS, INC.


                                             By:  /s/ Audrey Ho Ping Ting
                                                  -----------------------
                                                  Audrey Ho Ping Ting
                                                  President and Chief
                                                  Executive Officer


                               Page 7 of 9 Pages

                                  EXHIBIT INDEX
                                  -------------



Exhibit Number                      Exhibit Description
--------------                      -------------------


Exhibit 2(a)                        Joint Filing Agreement.




                               Page 8 of 9 Pages

                                                                    EXHIBIT 2(a)
                                                                    ------------

                             JOINT FILING AGREEMENT
                             ----------------------


         In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the persons names below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the Common Stock of Hemagen Diagnostics, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement as of the 14th day of February, 2000.




Date:  February 14, 2000                    /s/ Randal J. Kirk
                                            ------------------------------------
                                            Randal J. Kirk



Date:  February 14, 2000                    CLINICAL CHEMISTRY HOLDINGS, INC.


                                            By:  /s/ Audrey Ho Ping Ting
                                                 -------------------------------
                                                 Audrey Ho Ping Ting
                                                 President and Chief Executive
                                                 Officer


                               Page 9 of 9 Pages